Nexa Resources S.A.

Condensed consolidated interim financial statements (Unaudited)

at and for the three and nine-month

periods ended on September 30, 2026

Notes to the condensed consolidated interim financial statements

Nexa Resources S.A. Condensed consolidated interim income statement Unaudited Periods ended on September 30 All amounts in thousands of US Dollars

Bookmark

Income statement

		Three-month period ended		Nine-month period ended
	Note	2026	2025	2026	2025
Net revenues	4	937,131	763,515	2,733,387	2,099,052
Cost of sales	5	(692,605)	(609,555)	(1,959,552)	(1,685,991)
Gross profit		244,526	153,960	773,835	413,061

Operating expenses
Selling, general and administrative	5	(44,658)	(37,488)	(128,231)	(105,256)
Mineral exploration and project evaluation	5	(21,918)	(22,072)	(55,845)	(55,135)
Impairment (loss) reversal of long-lived assets	18	(123,966)	106,495	(123,146)	104,216
Other income and expenses, net	6	(34,276)	(22,981)	(63,382)	(65,081)
		(224,818)	23,954	(370,604)	(121,256)
Operating income		19,708	177,914	403,231	291,805

Results from associates’ equity
Share in the results of associates		6,627	5,760	18,904	15,063
		6,627	5,760	18,904	15,063
Net financial results	7
Financial income		6,094	7,028	16,105	17,060
Financial expenses		(65,358)	(62,119)	(174,137)	(186,173)
Other financial items, net		4,222	9,555	84,872	95,116
		(55,042)	(45,536)	(73,160)	(73,997)

Income (loss) before tax		(28,707)	138,138	348,975	232,871

Income tax (expense) benefit	8 (a)	(18,608)	(37,990)	(180,367)	(90,706)

Net income (loss) for the period		(47,315)	100,148	168,608	142,165
Attributable to NEXA's shareholders		(62,743)	69,340	95,168	82,272
Attributable to non-controlling interests		15,428	30,808	73,440	59,893
Net income (loss) for the period		(47,315)	100,148	168,608	142,165
Weighted average number of outstanding shares – in thousands		132,439	132,439	132,439	132,439
Basic and diluted (losses) earnings per share – USD		(0.47)	0.52	0.72	0.62

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A. Condensed consolidated interim statement of comprehensive income Unaudited Periods ended on September 30 All amounts in thousands of US Dollars

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Statement of comprehensive income

		Three-month period ended		Nine-month period ended
	Note	2026	2025	2026	2025
Net income (loss) for the period		(47,315)	100,148	168,608	142,165

Other comprehensive income (loss), net of income tax - items that can be reclassified to the income statement
Cash flow hedge accounting	10 (c)	(1,623)	(293)	5,747	1,775
Deferred income tax	8 (b)	531	316	(1,633)	(825)
Translation adjustment of foreign subsidiaries		(212)	18,167	59,532	101,598
		(1,304)	18,190	63,646	102,548

Other comprehensive income (loss), net of income tax - items that cannot be reclassified to the income statement
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	16 (c)	536	(483)	(406)	(322)
Deferred income tax	8 (b)	(182)	164	137	108
Changes in fair value of investments in equity instruments		626	1,981	94	(430)
		980	1,662	(175)	(644)
Other comprehensive income (loss) for the period, net of income tax		(324)	19,852	63,471	101,904

Total comprehensive income (loss) for the period		(47,639)	120,000	232,079	244,069
Attributable to NEXA’s shareholders		(63,069)	87,852	155,212	176,181
Attributable to non-controlling interests		15,430	32,148	76,867	67,888
Total comprehensive income (loss) for the period		(47,639)	120,000	232,079	244,069

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A. Condensed consolidated interim balance sheet All amounts in thousands of US Dollars

Book

mark

Balance

ookm

		September 30,	December 31,
	Note	2026	2025
Assets
Current assets
Cash and cash equivalents		404,501	515,871
Financial investments		10,602	5,687
Other financial instruments	10 (a)	17,561	18,643
Trade accounts receivables		213,197	228,588
Inventory	11	564,101	414,395
Recoverable income tax		4,955	11,812
Other assets	12 (a)	120,986	77,225
		1,335,903	1,272,221

Non-current assets
Investments in equity instruments		5,313	5,219
Other financial instruments	10 (a)	16,152	18,124
Deferred income tax	8 (b)	355,555	307,293
Recoverable income tax		7,209	6,592
Other assets	12 (a)	318,775	211,427
Investments in associates		34,223	32,274
Property, plant and equipment	13 (a)	2,501,784	2,433,672
Intangible assets	14 (a)	842,400	877,928
Right-of-use assets	15 (a)	121,749	110,167
		4,203,160	4,002,696

Total assets		5,539,063	5,274,917

Liabilities and shareholders’ equity
Current liabilities
Loans and financings	16 (a)	130,356	55,415
Lease liabilities	15 (b)	46,821	45,516
Other financial instruments	10 (a)	34,576	32,233
Trade payables		523,866	500,025
Confirming payables		380,708	415,388
Dividends payable		24,336	26,918
Asset retirement, restoration and environmental obligations	17 (a)	72,753	39,326
Provisions		26,596	23,558
Contractual obligations		12,965	18,166
Salaries and payroll charges		113,454	83,597
Tax liabilities		109,486	83,368
Other liabilities	12 (b)	148,526	143,834
		1,624,443	1,467,344

Non-current liabilities
Loans and financings	16 (a)	1,622,124	1,650,569
Lease liabilities	15 (b)	92,429	75,618
Other financial instruments	10 (a)	69,906	71,660
Asset retirement, restoration and environmental obligations	17 (a)	264,134	281,107
Tax liabilities		46,045	96,333
Provisions		34,187	29,913
Deferred income tax	8 (b)	165,724	177,945
Contractual obligations		106,970	72,596
Other liabilities	12 (b)	59,483	62,269
		2,461,002	2,518,010

Total liabilities		4,085,445	3,985,354

Shareholders’ equity
Attributable to NEXA’s shareholders		1,140,646	1,002,934
Attributable to non-controlling interests		312,972	286,629
		1,453,618	1,289,563
Total liabilities and shareholders’ equity		5,539,063	5,274,917

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A. Condensed consolidated interim statement of cash flows Unaudited Periods ended on September 30 All amounts in thousands of US Dollars

Cash Flow

		Three-month period ended		Nine-month period ended
	Note	2026	2025	2026	2025
Cash flows from operating activities
Income (loss) before tax		(28,707)	138,138	348,975	232,871
Depreciation and amortization	5	89,780	81,538	253,466	223,914
Impairment loss (reversal) of long-lived assets	18	123,966	(106,495)	123,146	(104,216)
Share in the results of associates		(6,627)	(5,760)	(18,904)	(15,063)
Interest, foreign exchange and other financial effects		60,797	68,049	117,522	153,605
Loss on sale and write-off of property, plant and equipment	6	1,833	998	4,504	683
Changes in provisions and other assets impairments		3,277	6,057	9,311	25,752
Changes in fair value of loans and financings	16 (c)	(213)	(427)	(960)	(1,828)
Debt modification gain	16 (c)	-	-	(203)	-
Loss on bonds repurchase	16 (c)	-	-	-	1,905
Changes in fair value of derivative financial instruments	10 (c)	511	(2,410)	(9,138)	(7,437)
Changes in fair value of energy forward contracts	10 (d)	825	(4,465)	(574)	(7,569)
Changes in fair value of offtake agreement	10 (e)	18,265	5,806	40,380	20,125
Contractual obligations		50,852	24,637	50,852	24,637
Price cap realized in offtake agreement	10 (e)	(8,329)	(1,278)	(17,858)	(2,780)
Decrease (increase) in assets
Trade accounts receivables		(41,637)	(29,912)	(7,940)	(51,257)
Inventory		(84,586)	(29,645)	(145,929)	(70,616)
Other financial instruments		(3,485)	2,015	(3,425)	5,370
Other assets		(57,725)	(3,982)	(137,946)	(90,810)
Increase (decrease) in liabilities
Trade payables		47,464	31,575	3,984	(34,492)
Confirming payables		55,059	57,870	(52,502)	35,946
Other liabilities		27,243	(16,369)	(79,149)	(53,063)
Cash provided by operating activities		248,563	215,940	477,612	285,677
Interest paid on loans and financings	16 (c)	(19,429)	(23,773)	(85,691)	(93,526)
Interest paid on lease liabilities	15 (b)	(2,744)	(2,536)	(7,895)	(7,154)
Premium paid on bonds repurchase		-	-	-	(15,046)
Income tax paid		(41,243)	(22,098)	(143,548)	(85,816)
Net cash provided by operating activities		185,147	167,533	240,478	84,135
Cash flows from investing activities
Additions of property, plant and equipment	13 (a)	(111,896)	(89,963)	(272,341)	(226,955)
Additions of intangible assets	14 (a)	(5)	(672)	(3,220)	(1,606)
Net (purchases) sales of financial investments		(1,654)	2,606	1,034	24,236
Payment for acquisition of subsidiary, net of cash acquired		-	-	-	997
Proceeds from (payments for) the sale of property, plant and equipment		(378)	311	(135)	1,325
Dividends received	1.1 (a)	7,630	6,061	18,852	16,160
Net cash used in investing activities		(106,303)	(81,657)	(255,810)	(185,843)
Cash flows from financing activities
New loans and financings	16 (c)	-	-	40,000	540,000
Debt issue costs		-	(31)	-	(4,902)
Payments of loans and financings	16 (c)	(9,755)	(7,188)	(27,304)	(525,506)
Payments of lease liabilities	15 (b)	(13,445)	(11,690)	(40,011)	(31,602)
Dividends paid	1.1 (a)	(13,537)	(15,585)	(54,305)	(28,773)
Effects of transactions with non-controlling interest in subsidiary		-	-	-	(11)
Purchase of non-controlling interest shares		-	(502)	-	(502)
Payments of share premium	1.1 (a)	(17,500)	-	(17,500)	(13,400)
Capital contribution of non-controlling interest to subsidiary		-	-	-	1,864
Net cash used in financing activities		(54,237)	(34,996)	(99,120)	(62,832)

Foreign exchange effects on cash and cash equivalents		154	1,511	3,082	8,702

(Decrease) increase in cash and cash equivalents		24,761	52,391	(111,370)	(155,838)
Cash and cash equivalents at the beginning of the period		379,740	412,308	515,871	620,537
Cash and cash equivalents at the end of the period		404,501	464,699	404,501	464,699
Non-cash investing and financing transactions
Additions to right-of-use assets	15 (a)	(19,775)	(13,914)	(61,368)	(45,164)
Write-offs of property, plant and equipment	13 (a)	1,302	1,309	5,215	2,008
Write-offs of intangible assets	14 (a)	1,738	-	1,738	-
Write-offs of right-of-use	15 (a)	1,067	-	2,930	-
Derecognition of right-of-use	15 (a)	-	-	11,422	-
Write-offs of asset retirement obligations	17 (a)	-	-	2,584	-
Consolidation effect on subsidiary acquisition		-	-	-	210

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A. Condensed consolidated interim statement of changes in shareholders' equity Unaudited For the three-month periods ended on September 30 All amounts in thousands of US Dollars

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Changes in shareholder’s equity

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
At June 30, 2026	132,438	981,729	1,245,418	(949,940)	(205,930)	1,203,715	305,831	1,509,546
Net income (loss) for the period	-	-	-	(62,743)	-	(62,743)	15,428	(47,315)
Other comprehensive income (loss) for the period	-	-	-	-	(326)	(326)	2	(324)
Total comprehensive income (loss) for the period	-	-	-	(62,743)	(326)	(63,069)	15,430	(47,639)
Dividends distribution to non-controlling interests – note 1.1 (a)	-	-	-	-	-	-	(8,289)	(8,289)
Total contributions by and distributions to shareholders	-	-	-	-	-	-	(8,289)	(8,289)
At September 30, 2026	132,438	981,729	1,245,418	(1,012,683)	(206,256)	1,140,646	312,972	1,453,618

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
At June 30, 2025	132,438	999,229	1,245,418	(1,227,053)	(260,168)	889,864	255,745	1,145,609
Net income for the period	-	-	-	69,340	-	69,340	30,808	100,148
Other comprehensive income for the period	-	-	-	-	18,512	18,512	1,340	19,852
Total comprehensive income for the period	-	-	-	69,340	18,512	87,852	32,148	120,000
Dividends distribution to non-controlling interests	-	-	-	-	-	-	(9,702)	(9,702)
Purchase of non-controlling shares	-	-	-	(492)	-	(492)	(10)	(502)
Total contributions by and distributions to shareholders	-	-	-	(492)	-	(492)	(9,712)	(10,204)
At September 30, 2025	132,438	999,229	1,245,418	(1,158,205)	(241,656)	977,224	278,181	1,255,405

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A. Condensed consolidated interim statement of changes in shareholders' equity Unaudited For the nine-month periods ended on September 30 All amounts in thousands of US Dollars

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
At January 1, 2026	132,438	999,229	1,245,418	(1,107,851)	(266,300)	1,002,934	286,629	1,289,563
Net income for the period	-	-	-	95,168	-	95,168	73,440	168,608
Other comprehensive income for the period	-	-	-	-	60,044	60,044	3,427	63,471
Total comprehensive income for the period	-	-	-	95,168	60,044	155,212	76,867	232,079
Dividends distribution to non-controlling interests – note 1.1 (a)	-	-	-	-	-	-	(50,524)	(50,524)
Share premium distribution to NEXA’s shareholders – USD 0.13 per share - note 1.1 (a)	-	(17,500)	-	-	-	(17,500)	-	(17,500)
Total contributions by and distributions to shareholders	-	(17,500)	-	-	-	(17,500)	(50,524)	(68,024)
At September 30, 2026	132,438	981,729	1,245,418	(1,012,683)	(206,256)	1,140,646	312,972	1,453,618

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
At January 1, 2025	132,438	1,012,629	1,245,418	(1,240,990)	(335,565)	813,930	246,363	1,060,293
Net income for the period	-	-	-	82,272	-	82,272	59,893	142,165
Other comprehensive income for the period	-	-	-	-	93,909	93,909	7,995	101,904
Total comprehensive income for the period	-	-	-	82,272	93,909	176,181	67,888	244,069
Dividends distribution to non-controlling interests	-	-	-	-	-	-	(36,908)	(36,908)
Capital contribution of non-controlling interest to subsidiary	-	-	-	-	-	-	1,864	1,864
Effects of transactions with non-controlling interest in subsidiary	-	-	-	1,005	-	1,005	(1,016)	(11)
Share premium distribution to NEXA’s shareholders – USD 0.10 per share	-	(13,400)	-	-	-	(13,400)	-	(13,400)
Purchase of non-controlling shares	-	-	-	(492)	-	(492)	(10)	(502)
Total contributions by and distributions to shareholders	-	(13,400)	-	513	-	(12,887)	(36,070)	(48,957)
At September 30, 2025	132,438	999,229	1,245,418	(1,158,205)	(241,656)	977,224	278,181	1,255,405

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

1	General information

Nexa Resources S.A. (“NEXA” or “Parent Company”) is a public limited liability company (société anonyme) incorporated and domiciled in the Grand Duchy of Luxembourg. Its shares are publicly traded on the New York Stock Exchange (“NYSE”).

The Company’s registered office is located at 37A, Avenue J. F. Kennedy in the city of Luxembourg in the Grand Duchy of Luxembourg.

NEXA and its subsidiaries (the “Company”) operate large-scale, mechanized underground and open pit mines, as well as smelters. The Company owns and operates three polymetallic mines in Peru and two polymetallic mines in Brazil. Additionally, the Company owns and operates a zinc smelter in Peru and two zinc smelters in Brazil.

NEXA’s majority shareholder is Votorantim S.A. (“VSA”), which holds 64.68% of its equity. VSA is a Brazilian privately-owned industrial conglomerate that holds ownership interests in metal, steel, cement, and energy companies, among others.

1.1 Main events for the nine-month period ended on September 30, 2026

(a)	Dividends distribution and share premium reimbursement

NEXA

On June 25, 2026, the Company's Annual General Meeting approved the reimbursement of share premium to shareholders in an aggregate amount of approximately USD 17,500, equivalent to USD 0.132136 per common share, in accordance with the dividend policy. The reimbursement was paid on August 7, 2026. In June 2025, the Company reimbursed share premium in the amount of USD 13,400.

Nexa Peru

On May 15, 2026, Nexa Peru approved dividends related to the prior year, totaling USD 100,000, payable in two installments of USD 50,000 each, based on each shareholder’s ownership percentage as of the payment date. Nexa Cajamarquilla (Nexa CJM) is entitled to receive USD 82,432 based on its ownership interest, NEXA USD 179, and the non-controlling interests USD 17,389.

The first installment was paid on June 16, 2026, resulting in payments of USD 41,216 to Nexa CJM, USD 85 to NEXA and USD 8,724 to the non-controlling interests, net of taxes.

During the third quarter of 2026, Nexa Peru paid USD 54 of dividends related to prior periods to non-controlling interests. The amounts of USD 41,216 to Nexa CJM, USD 85 to NEXA and USD 8,026 to non-controlling interests, net of taxes, were paid on October 26, 2026, in accordance with the approved payment schedule (subsequent event). The outstanding balances of USD 496 to non-controlling interests are expected to be settled in the coming months.

Pollarix

During the first half of 2026, Pollarix approved dividend distributions related to prior periods totaling USD 31,281 (BRL 161,004), of which USD 24,846 (BRL 127,883) was attributable to non-controlling interests and USD 6,435 (BRL 33,121) to Nexa BR. During the same period, dividend payments totaled USD 40,343 (BRL 210,614), of which USD 32,044 (BRL 167,288) was paid to non-controlling interests and USD 8,299 (BRL 43,326) to Nexa BR.

On July 31, 2026, Pollarix paid previously approved dividends totaling USD 16,980 (BRL 87,198), of which USD 13,483 (BRL 69,260) was paid to non-controlling interests and USD 3,497 (BRL 17,938) to Nexa BR. The difference in the USD amounts reflects exchange rate fluctuations between the approval and payment dates.

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

During the third quarter of 2026, Pollarix approved dividend distributions totaling USD 10,435 (BRL 53,610), of which USD 8,289 (BRL 42,582) was attributable to non-controlling interests and USD 2,146 (BRL 11,028) to Nexa BR. These dividends were paid on October 14, 2026 (subsequent event).

As of September 30, 2026, dividends payable totaling USD 5,998 (BRL 31,072), comprising USD 4,764 (BRL 24,680) payables to non-controlling interests and USD 1,234 (BRL 6,392) payables to Nexa BR, remained outstanding in connection with dividends previously declared and approved.

Enercan

During the nine-month period ended September 30, 2026, Pollarix received USD 18,852 (BRL 94,262) in cash related to the additional dividends approved by Enercan’s Board of Directors on April 28, 2026. The remaining balance of USD 651 (BRL 3,374) is expected to be received by December 31, 2026.

(b)	Tax claim payments

During the previous quarters of 2026, the Company made payments totaling USD 142,787 in connection with uncertain income tax positions in Peru, as described in note 8 (c). Of this amount USD 87,328 was recognized as “Tax claim payments” within “Other assets.”

In the three-month period ended on September 30, 2026, the Company made an additional payment of USD 16,654 in connection with uncertain income tax positions in Peru related to the 2016-2017 tax periods, also recognized as “Tax claim payments” within “Other assets”, as explained in note 8 (c).

(c)	New loans and prepaid operations

On March 4, 2026, the Company entered into an Export Prepayment Loan agreement (ACC”) for a principal amount of USD 40,000, at an annual interest rate of 4.69%. The loan originally had a six-month tenor, maturing on August 31, 2026, and was subsequently extended for an additional three months at an annual interest rate of 4.75%, therefore maturing on November 27, 2026. The loan is repayable in a single installment upon submission of the supporting export documentation.

During the nine-month period ended September 30, 2026, the Company received customer advances totaling USD 62,353 under commercial agreements, comprising USD 11,193 from Nexa BR, USD 16,160 from Nexa CJM, and USD 35,000 under an addendum to an existing agreement for the sale of concentrates produced by Nexa Perú’s Cerro Lindo unit, all of which were received in September 2026. These amounts were recognized as “Other liabilities,” and the related revenue will be recognized as the corresponding performance obligations are satisfied upon delivery of the products, which is expected to occur within three months. For further details, refer to Note 12 (b).

(d)	Silver streaming agreement

During the second quarter of 2026, Nexa UK achieved the cumulative delivery commitment of 19.5 million ounces established under the silver streaming arrangement. Consequently, the percentage of silver contained in the concentrates produced by the Cerro Lindo mining unit subject to the streaming arrangement was reduced from 65% to 25%, in accordance with the contractual terms, effective from May 2026.

Upon reaching the contractual threshold, the Company began accounting for the streaming arrangement based on the revised silver delivery percentage. The deferred revenue balance will continue to be recognized prospectively over the remaining term of the agreement.

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

Additionally, in September 2026, Nexa recognized a USD 50,852 reduction in revenue (September 30, 2025: USD 24,637) related to the annual remeasurement of the silver streaming agreement, reflecting higher long-term silver prices and updates to the Cerro Lindo life-of-mine plan, as well as USD 8,205 of interest accretion. Under the Company’s silver streaming accounting policy, changes in prices and the life of mine (“LOM”) resulting from updated mining plans are treated as variable consideration. Accordingly, previously recognized revenue was adjusted to reflect these updated assumptions, with a corresponding increase in deferred revenue.

(e)	Iran conflict impacts on the Company´s financial statements and operations

Ongoing geopolitical tensions involving the United States, Israel, and Iran have significantly heightened security concerns and increased global economic uncertainty. In June 2026, the United States and Iran announced a Memorandum of Understanding intended to cease hostilities and support negotiations toward a broader resolution of the conflict. However, subsequent developments, including incidents affecting maritime navigation and regional security, resulted in renewed tensions and continued geopolitical uncertainty. As of the date of this report, the situation in the Middle East remains volatile, with ongoing risks to global trade routes, including the Strait of Hormuz and the Bab al-Mandab Strait, as well as potential impacts on energy markets and broader macroeconomic conditions.

Consequently, the geopolitical landscape remains uncertain. In this context, Nexa conducted an initial cross-functional assessment, incorporating inputs from Supply Chain, Market Intelligence, Commercial, and Strategic Planning, to monitor potential impacts on energy supply, logistics, and macroeconomic conditions, and to evaluate contingency measures for implementation, if necessary.

As of the date of this report, the Company has not identified any material impacts on its operations, financial condition, or cash flows. However, the Company cannot predict the potential future impact of the conflict on its business and operation and continues to closely monitor the situation.

(f)	“El Niño” Climate Phenomenon impacts

Management has been monitoring the evolution of weather conditions and their potential effects on the Company's operations and supply chain, including the supply of raw materials and other inputs, production, logistics, energy costs and availability, and the sale of concentrates and metal products, in connection with the potential effects of the El Niño climate phenomenon.

Potential adverse effects associated with this phenomenon may include above-average rainfall, flooding, landslides and logistics disruptions in Peru, as well as below-average rainfall, water scarcity, wildfires and heat exposure in Brazil, which could affect mining, smelting and logistics activities and result in increased operating costs. As of September 30, 2026, Management had not identified any material impacts arising from these conditions on the Company's operations, supply chain, financial position, or results of operations.

As a precautionary measure, and considering the possibility of adverse weather conditions affecting operations and logistics during the fourth quarter of 2026 and the first quarter of 2027, the Company has implemented actions to mitigate potential risks, including the acquisition of additional concentrate volumes to increase inventory levels and support operational continuity.

Any potential impact resulting from significant changes in the conditions currently observed, including those affecting energy markets, operating costs, the integrity of critical infrastructure, and the continuity of logistics and operational activities, will continue to be monitored and, when applicable, reflected in the financial statements.

11 of 35

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

(g)	Agreement for the transfer of control of NEXA

On August 27, 2026, Votorantim S.A. (“Votorantim”), the Company's controlling shareholder, entered into a definitive agreement with Boliden AB (“Boliden”) for the sale of its controlling stake in the Company. Under the terms of the agreement, Votorantim will transfer all of its shares in the Company to Boliden through a share-for-share exchange, receiving 0.250 newly issued Boliden common shares for each Nexa common share.

Upon completion of the transaction, Boliden is expected to hold approximately 64.68% of the Company's total shares and voting rights and become the Company's controlling shareholder. Votorantim is expected to hold approximately 7% of Boliden's total shares and voting rights. As the transaction is being effected between shareholders, the Company will not receive any proceeds from the transaction.

The transaction is subject to the satisfaction of customary conditions precedent, including shareholder and regulatory approvals, and is expected to be completed during the first quarter of 2027.

In connection with the transaction, Boliden has agreed, subject to closing, to commence a voluntary cash tender offer to purchase all remaining outstanding shares of the Company held by minority shareholders. Following completion of the transaction, Boliden will also commence mandatory tender offers for the remaining outstanding shares of certain of the Company's subsidiaries listed in Peru, as required under applicable Peruvian regulations. The offer price in such mandatory tender offers will be determined in accordance with applicable regulations, and the offers are expected to commence within six months following closing.

Following completion, the Company is expected to remain a separate legal entity incorporated in Luxembourg, organized under the laws of Luxembourg, continue to be listed on the New York Stock Exchange (NYSE), and continue to report under the U.S. Securities Exchange Act of 1934.

As of September 30, 2026, the transaction had not been completed, Votorantim remained the Company's controlling shareholder, and no accounting impacts related to the transaction had been recognized in these interim condensed consolidated financial statements.

2	Information by business segment

Segment performance is assessed based on Adjusted EBITDA, since net financial results, comprising financial income and expenses and other financial items, and income tax are managed at the corporate level and are not allocated to operating segments.

The Company defines Adjusted EBITDA as follows: net income (loss) for the year/period, adjusted by (i) share in the results of associates, depreciation and amortization, net financial results and income tax; (ii) addition of cash dividends received from associates; (iii) non-cash events and non-cash gains or losses that do not specifically reflect its operational performance for the specific period, such as: gain (loss) on sale of investments; impairment and impairment reversals; gain (loss) on sale of long-lived assets; write-offs of long-lived assets; remeasurement in estimates of asset retirement obligations; and other restoration obligations; and (iv) pre-operating and ramp-up expenses incurred during the commissioning and ramp-up phases of greenfield projects.

In addition, management may adjust the effect of certain types of transactions that in its judgments are (i) events that are non-recurring, unusual or infrequent, and (ii) other specific events that, by their nature and scope, do not reflect NEXA’s operational performance for the year/period.

12 of 35

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

The Adjusted EBITDA is derived from internal information prepared in accordance with the International Financial Reporting Standards (“IFRS Accounting Standards”) and based on accounting measurements and management reclassifications between income statement lines items, which are reconciled to the consolidated financial statements in the column “Adjustments”, as shown in the tables below. These adjustments include reclassifications of certain overhead costs and revenues from “Other income and expenses, net” to “Net Revenues, Cost of sales and/or Selling”, “General and administrative expenses”.

The Company uses customary market terms for intersegment sales. The Company’s corporate headquarters expenses are allocated to the operating segments to the extent they are included in the measures of performance used by the Chief operating decision maker (CODM).

The presentation of segment results and reconciliation to income before income tax in the consolidated income statement is as follows:

				Three-month period ended
				September 30, 2026
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	453,584	696,196	(217,837)	5,188	937,131
Cost of sales	(271,155)	(637,594)	217,837	(1,693)	(692,605)
Gross profit	182,429	58,602	-	3,495	244,526

Selling, general and administrative	(21,627)	(21,718)	-	(1,313)	(44,658)
Mineral exploration and project evaluation	(20,338)	(1,618)	-	38	(21,918)
Impairment loss of long-lived assets	(31,061)	(92,907)	-	2	(123,966)
Other income and expenses, net	(28,144)	(4,062)	-	(2,070)	(34,276)
Operating (loss) income	81,259	(61,703)	-	152	19,708

Depreciation and amortization	63,207	26,446	-	127	89,780
Miscellaneous adjustments	91,123	100,216	-	-	191,339
Adjusted EBITDA	235,589	64,959	-	279	300,827
Changes in fair value of offtake agreement – note 10 (e) / (i)					(9,936)
Impairment loss of long-lived assets – note 18					(123,966)
Loss on sale and write-off of property, plant and equipment					(1,833)
Asset retirement obligations remeasurement estimate – 17					3,703
Changes in fair value of energy forward contracts – note 10 (d) / (ii)					(824)
Dividends received in cash – note 1.1 (a)					(7,631)
Remeasurement adjustment of streaming agreement – note 4 (ii)					(50,852)
Miscellaneous adjustments					(191,339)
Depreciation and amortization					(89,780)
Share in result of associate					6,627
Net financial results					(55,042)
Loss before income tax					(28,707)

13 of 35

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

				Three-month period ended
				September 30, 2025
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	371,588	540,768	(169,556)	20,715	763,515
Cost of sales	(236,293)	(522,801)	169,556	(20,017)	(609,555)
Gross profit	135,295	17,967	-	698	153,960

Selling, general and administrative	(17,902)	(18,499)	-	(1,087)	(37,488)
Mineral exploration and project evaluation	(20,059)	(2,023)	-	10	(22,072)
Impairment loss of long-lived assets	106,495	-	-	-	106,495
Other income and expenses, net	(21,522)	(497)	-	(962)	(22,981)
Operating (loss) income	182,307	(3,052)	-	(1,341)	177,914

Depreciation and amortization	56,282	24,446	-	810	81,538
Miscellaneous adjustments	(74,597)	1,225	-	-	(73,372)
Adjusted EBITDA	163,992	22,619	-	(531)	186,080
Changes in fair value of offtake agreement					(4,528)
Impairment reversal of long-lived assets					106,495
Loss on sale and write-off of property, plant and equipment					(998)
Asset retirement obligations remeasurement estimate					(1,348)
Changes in fair value of energy forward contracts					4,465
Other restoration obligations					(16)
Dividends received in cash					(6,061)
Remeasurement adjustment of streaming agreement					(24,637)
Miscellaneous adjustments					73,372
Depreciation and amortization					(81,538)
Share in result of associate					5,760
Net financial results					(45,536)
Income before income tax					138,138

				Nine-month period ended
				September 30, 2026
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	1,438,071	1,888,837	(602,517)	8,996	2,733,387
Cost of sales	(820,658)	(1,737,580)	602,517	(3,831)	(1,959,552)
Gross profit	617,413	151,257	-	5,165	773,835

Selling, general and administrative	(63,268)	(63,719)	-	(1,244)	(128,231)
Mineral exploration and project evaluation	(52,409)	(3,545)	-	109	(55,845)
Impairment loss of long-lived assets	(30,239)	(92,907)	-	-	(123,146)
Other income and expenses, net	(57,528)	(2,037)	-	(3,817)	(63,382)
Operating (loss) income	413,969	(10,951)	-	213	403,231

Depreciation and amortization	167,571	85,708	-	187	253,466
Miscellaneous adjustments	105,050	107,632	-	-	212,682
Adjusted EBITDA	686,590	182,389	-	400	869,379
Changes in fair value of offtake agreement - note 10 (e) / (i)					(22,522)
Impairment loss of long-lived assets - note 18					(123,146)
Loss on sale and write-off of property, plant and equipment					(4,504)
Asset retirement obligations remeasurement estimate - notes 13 and 17 (a)					6,620
Changes in fair value of energy forward contracts - note 10 (d) / (ii)					574
Dividends received in cash – note 1.1 (a)					(18,852)
Remeasurement adjustment of streaming agreement – note 4 (ii)					(50,852)
Miscellaneous adjustments					(212,682)
Depreciation and amortization					(253,466)
Share in result of associate					18,904
Net financial results					(73,160)
Income before income tax					348,975

14 of 35

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

				Nine-month period ended
				September 30, 2025
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	1,038,146	1,483,823	(463,009)	40,092	2,099,052
Cost of sales	(682,560)	(1,424,019)	463,009	(42,421)	(1,685,991)
Gross profit	355,586	59,804	-	(2,329)	413,061

Selling, general and administrative	(51,915)	(52,346)	-	(995)	(105,256)
Mineral exploration and project evaluation	(51,511)	(3,596)	-	(28)	(55,135)
Impairment loss of long-lived assets	104,216	-	-	-	104,216
Other income and expenses, net	(60,994)	(2,791)	-	(1,296)	(65,081)
Operating (loss) income	295,382	1,071	-	(4,648)	291,805

Depreciation and amortization	147,689	71,433	-	4,792	223,914
Miscellaneous adjustments	(50,556)	6,748	-	-	(43,808)
Adjusted EBITDA	392,515	79,252	-	144	471,911
Changes in fair value of offtake agreement					(17,345)
Impairment reversal of long-lived assets					104,216
Loss on sale and write-off of property, plant and equipment					(683)
Asset retirement obligations remeasurement estimate					(9,032)
Changes in fair value of energy forward contracts					7,569
Other restoration obligations					(120)
Dividends received in cash					(16,160)
Remeasurement adjustment of streaming agreement					(24,637)
Miscellaneous adjustments					43,808
Depreciation and amortization					(223,914)
Share in result of associate					15,063
Net financial results					(73,997)
Income before income tax					232,871

bookmark

(i) This amount represents the change in the fair value of the offtake agreement disclosed in note 10 (e), which is being measured at fair value through profit or loss (“FVTPL”). This change in fair value is a non-cash item and has not been considered in the Company’s Adjusted EBITDA calculation.

(ii) This amount corresponds to the change in fair value and any adjustment of the energy surplus arising from electric energy purchase contracts of NEXA’s subsidiary, Pollarix and Nexa Energy Comercializadora de Energia Ltda, as disclosed in note 10 (d). This change in fair value is a non-cash item and has been excluded from the Company’s Adjusted EBITDA calculation.

3	Basis of preparation of the condensed consolidated interim financial statements

These condensed consolidated interim financial statements as at and for the three and nine-month periods ended on September 30, 2026, have been prepared in accordance with the International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using the accounting principles consistent with the IFRS Accounting Standards, as issued by the International Accounting Standards Board (“IASB”).

The Company made a voluntary election to present, as supplementary information, the condensed consolidated interim statement of cash flows for the three-month periods ended on September 30, 2026, and 2025. The Company is also presenting a condensed consolidated interim statement of changes in shareholders’ equity for the three-month periods ended on September 30, 2026, and 2025 in accordance with SEC Final Rule Release No. 33-10532, Disclosure Update and Simplification.

These condensed consolidated interim financial statements do not include all disclosures required by the IFRS Accounting Standards for annual consolidated financial statements and accordingly, should be read in conjunction with the Company’s audited consolidated financial statements for the year ended on December 31, 2025, prepared in accordance with the IFRS Accounting Standards as issued by the IASB.

15 of 35

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

These condensed consolidated interim financial statements have been prepared on the basis of, and using the accounting policies, methods of computation and presentation consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended on December 31, 2025.

The Company has not early adopted any new standards, interpretations or amendments that have been issued but are not yet effective.

The preparation of these condensed consolidated interim financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses for the end period. Such estimates and assumptions mainly affect the carrying amounts of the Company’s goodwill, contractual obligations, non-current assets, indefinite-lived intangible assets, inventory, deferred income taxes, and the allowance for doubtful accounts. These critical accounting estimates and assumptions represent approximations that are uncertain and changes in those estimates and assumptions could materially impact on the Company’s condensed consolidated interim financial statements.

The critical judgments, estimates and assumptions in the application of accounting principles during the three and nine-month periods ended on September 30, 2026, are the same as those disclosed in the Company’s audited consolidated financial statements for the year ended on December 31, 2025.

These condensed consolidated interim financial statements for the three and nine-month periods ended on September 30, 2026, were approved on October 29, 2026, to be issued in accordance with a resolution of the Board of Directors.

4	Net revenues
	Three-month period ended		Nine-month period ended
	2026	2025	2026	2025
Gross billing (i)	1,027,388	839,878	3,011,853	2,300,453
Billing from products (ii)	1,001,077	814,893	2,940,367	2,231,558
Billing from freight, contracting insurance services and others	26,311	24,985	71,486	68,895
Taxes on sales	(89,885)	(75,692)	(276,364)	(199,930)
Return of products sales	(372)	(671)	(2,102)	(1,471)
Net revenues	937,131	763,515	2,733,387	2,099,052

(i) Gross billing increased in the three-month period ended September 30, 2026, compared to the corresponding period in 2025, primarily due to higher zinc, copper and silver prices, partially offset by lower sales volumes in both the mining and smelting segments. For the nine-month period ended September 30, 2026, gross billing also increased compared to the same period in 2025, mainly driven by higher zinc, copper and silver prices and higher zinc and lead sales volumes in the mining segment, partially offset by lower copper volumes, while sales volumes in the smelting segment remained relatively stable, as higher sales volumes in the first quarter offset the lower volumes sales in the second and third quarters.

(ii) Includes a reduction adjustment of USD 50,852 (September 30, 2025: USD 24,637) related to the annual remeasurement of silver streaming revenue, as described in Note 1.1(d).

16 of 35

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

5	Expenses by nature
			Three-month period ended
			September 30, 2026
	Cost of sales (i)	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used (ii)	(410,303)	-	-	(410,303)
Third-party services	(115,768)	(7,961)	(17,577)	(141,306)
Depreciation and amortization	(88,843)	(855)	(82)	(89,780)
Employee benefit expenses	(69,293)	(21,534)	(2,828)	(93,655)
Other expenses	(8,398)	(14,308)	(1,431)	(24,137)
	(692,605)	(44,658)	(21,918)	(759,181)

			Three-month period ended
			September 30, 2025
	Cost of sales (i)	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used (ii)	(341,278)	-	-	(341,278)
Third-party services	(123,158)	(15,082)	(16,711)	(154,951)
Depreciation and amortization	(79,495)	(1,795)	(248)	(81,538)
Employee benefit expenses	(56,892)	(17,502)	(3,808)	(78,202)
Other expenses	(8,732)	(3,109)	(1,305)	(13,146)
	(609,555)	(37,488)	(22,072)	(669,115)

			Nine-month period ended
			September 30, 2026
	Cost of sales (i)	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used (ii)	(1,117,527)	-	-	(1,117,527)
Third-party services	(362,206)	(35,887)	(41,134)	(439,227)
Depreciation and amortization	(249,561)	(3,649)	(256)	(253,466)
Employee benefit expenses	(203,624)	(66,664)	(9,613)	(279,901)
Other expenses	(26,634)	(22,031)	(4,842)	(53,507)
	(1,959,552)	(128,231)	(55,845)	(2,143,628)

			Nine-month period ended
			September 30, 2025
	Cost of sales (i)	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used (ii)	(940,787)	-	-	(940,787)
Third-party services	(348,892)	(40,563)	(39,701)	(429,156)
Depreciation and amortization	(220,342)	(2,893)	(679)	(223,914)
Employee benefit expenses	(154,419)	(49,088)	(9,539)	(213,046)
Other expenses	(21,551)	(12,712)	(5,216)	(39,479)
	(1,685,991)	(105,256)	(55,135)	(1,846,382)

(i) In the nine-month period ended September 30, 2026, the Company recognized USD 25,779 in cost of sales related to idle capacity resulting from operational disruptions that temporarily reduced production levels at certain operations. Of this amount, USD 7,995 was attributable to El Porvenir, primarily due to a mechanical incident and seismic events; USD 1,585 related to Atacocha, reflecting a 23-day production suspension at the San Gerardo open pit caused by disruptions from local communities, which have since been resolved; USD 13,081 related to Nexa CJM, following an operational incident at the smelter reported on May 13, 2026, which has since been resolved; and USD 3,118 related to Cerro Lindo, recognized in August 2026, following a temporary production disruption caused by damage to the mine’s support infrastructure after a seismic event, which have since been resolved.

17 of 35

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

(ii) Raw materials and consumables increased in the three-month period ended September 30, 2026, compared to the corresponding period in 2025, primarily due to higher unit costs of key raw materials, reflecting increased zinc and copper prices, which more than offset the lower sales volumes in both the mining and smelting segments. For the nine-month period ended September 30, 2026, raw materials and consumables also increased compared to the corresponding period in 2025, mainly due to higher unit costs of raw materials, particularly zinc concentrates used in the Company’s operations, reflecting increased zinc and copper prices.

6	Other income and expenses, net
	Three-month period ended		Nine-month period ended
	2026	2025	2026	2025
Update on income tax provision (i)	(451)	(6,718)	5,340	(9,565)
Insurance premium income (ii)	1,500	-	4,472	-
Changes in fair value of energy forward contracts – note 10 (d)	(825)	4,465	574	7,569
Changes in fair value of derivative financial instruments – note 10 (c)	2,083	16	2,371	(5)
Changes in asset retirement and environmental obligations – note 17	2,661	(997)	1,947	(9,052)
Loss on sale and write-off of property, plant and equipment	(1,833)	(998)	(4,504)	(683)
Contribution to communities	(2,176)	(2,716)	(5,054)	(8,194)
Slow moving and obsolete inventory	(6,411)	(4,757)	(12,400)	(10,072)
Provision for legal claims	(4,529)	(5,982)	(11,501)	(12,023)
Changes in fair value of offtake agreement – note 10 (e)	(18,265)	(5,806)	(40,380)	(20,125)
Others	(6,030)	512	(4,247)	(2,931)
	(34,276)	(22,981)	(63,382)	(65,081)

(i) During the first quarter of 2026, the Company received USD 7,594, following a favorable decision by SUNAT regarding the Nexa CJM 2014 income tax dispute related to transfer pricing adjustments. This amount was recognized as follows: USD 1,689, related to the refund of fines and penalties, was recognized in “Other income and expenses”; USD 4,750 was recognized as “Interest related to uncertain tax positions, net” within “Others financial items, net”; and USD 1,155 was recognized as a gain within “Income tax”.

During the nine-month period ended September 30, 2026, the Company recognized additional reversals of income tax penalties totaling USD 3,651. Accordingly, the total benefit related to income tax penalties recognized during the nine-month period ended September 30, 2026, amounted to USD 5,340, comprising USD 1,689 recognized in the first quarter in connection with the favorable SUNAT decision and USD 3,651 related to additional reversals recognized during the second and third quarters of 2026.

(ii) During the second quarter of 2026, the Company recognized income of USD 2,972 related to insurance proceeds received by Nexa BR as indemnification for business interruption losses resulting from the 2024 incident at Juiz de Fora. The proceeds were received in 2026 following the insurer's claim settlement process. Additionally, during the third quarter of 2026, 2019 received USD 1,500 in insurance proceeds related to a claim settlement, which was recognized as income during the period.

18 of 35

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

7	Net financial results

	Three-month period ended		Nine-month period ended
	2026	2025	2026	2025
Financial income
Interest on income on financial investments and cash equivalents	1,912	2,705	5,658	8,489
Monetary adjustments	2,995	3,184	6,683	5,892
Interest on tax credits	159	511	727	897
Other financial income	1,028	628	3,037	1,782
	6,094	7,028	16,105	17,060

Financial expenses
Interest in loans and financings	(31,506)	(33,527)	(98,087)	(100,500)
Interest on asset retirement and environmental obligations – note 17	(7,488)	(7,371)	(21,409)	(20,347)
Interest on factoring operations and confirming payables	(5,910)	(5,064)	(14,701)	(12,414)
Interest on other liabilities	(3,273)	(4,015)	(8,764)	(8,108)
Interest on lease liabilities – note 15 (b)	(2,845)	(2,550)	(8,087)	(7,309)
Interest on contractual obligations (i)	(8,747)	(4,268)	(10,077)	(5,890)
Interest on VAT discussions	(239)	-	(802)	-
Bonds repurchase premium	-	-	-	(15,046)
Transaction costs related to bond repurchase	-	-	-	(2,814)
Other financial expenses	(5,350)	(5,324)	(12,210)	(13,745)
	(65,358)	(62,119)	(174,137)	(186,173)

Other financial items, net
Interest related to uncertain tax positions, net (ii)	2,135	(17,209)	34,351	(16,705)
Changes in fair value of derivative financial instruments –note 10 (c)	6,418	5,584	22,769	13,136
Changes in fair value of loans and financings – note 16 (c)	213	427	960	1,828
Debt modification gain – note 16 (c)	-	-	203	-
Foreign exchange gains (losses) (iii)	(4,544)	20,753	26,589	96,857
	4,222	9,555	84,872	95,116

Net financial results	(55,042)	(45,536)	(73,160)	(73,997)

(i) During the three and nine-month periods ended September 30, 2026, interest on contractual obligations included USD 8,205 (September 30, 2025: USD 3,559) of interest accretion related to the annual remeasurement of the silver streaming agreement, resulting from higher long-term silver prices and updates to the Cerro Lindo life-of-mine plan. For further details, see note 1.1 (d).

(ii) During the nine-month period ended on September 30, 2026, the Company reversed USD 34,351 of interest previously accrued on uncertain tax positions related to the Nexa Peru Cerro Lindo ‘Tax Stability Agreement’ for the 2016 and 2017 tax years. For further details, see note 8 (c).

(iii) The amounts for the nine-month period ended on September 30, 2026, are mainly related to exchange-rate variations on USD-denominated accounts receivable and payable between Nexa BR and NEXA, as well as to intercompany loans between Nexa BR and its related parties, for which the exchange variation is not eliminated in consolidation, and to foreign-currency-denominated loans. These transactions were affected by the volatility of the Brazilian Real (“BRL”), which appreciated against the USD during 2026.

19 of 35

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

8	Current and deferred income tax
(a)	Reconciliation of income tax (expense) benefit

	Three-month period ended		Nine-month period ended
	2026	2025	2026	2025
Income (loss) before income tax	(28,707)	138,138	348,975	232,871
Luxembourg statutory income tax rate	23.87%	23.87%	23.87%	23.87%

Expected income tax benefit (expense) at statutory rate	6,852	(32,974)	(83,300)	(55,586)
Estimated annual income tax effective rate effect	13,804	14,150	21,185	7,791
Changes in provisions of uncertain income tax treatment	(5,099)	(10,377)	7,628	(7,238)
Tax effects of translation of non-monetary assets/liabilities to functional currency	(4,190)	10,851	(10,262)	28,300
Special mining levy and special mining tax	(5,960)	(7,989)	(33,858)	(13,088)
Difference in tax rate of subsidiaries outside Luxembourg	4,914	(8,081)	(21,981)	(19,403)
Unrecognized deferred tax on net operating losses	(31,430)	(13,975)	(57,062)	(37,883)
Other tax differences	2,501	10,405	(2,717)	6,401
Income tax (expense) benefit	(18,608)	(37,990)	(180,367)	(90,706)

Current	(66,011)	(35,648)	(227,659)	(80,534)
Deferred	47,403	(2,342)	47,292	(10,172)
Income tax (expense) benefit	(18,608)	(37,990)	(180,367)	(90,706)

(b)	Deferred income tax

The changes in deferred income tax, net, are presented as follows:

	September 30,	September 30,
	2026	2025
Balance at the beginning of the period	129,348	104,352
Effect on income (loss) for the period	47,292	(10,172)
Effect on other comprehensive income – fair value adjustment	137	108
Effect on other comprehensive (loss) income – hedge accounting	(1,633)	(825)
Effects of consolidation of acquired subsidiary	-	1,997
Effect on other comprehensive income – translation effect included in cumulative translation adjustment	14,696	31,961
Others	(9)	7
Balance at the end of period	189,831	127,428

(c)	Summary of uncertain tax positions on income tax

As of September 30, 2026, the Company’s main uncertain tax positions were related to: (i) the interpretation of the application of the Cerro Lindo tax stability agreement; (ii) transfer pricing litigation related to transactions with related parties, (iii) the deductibility of certain costs and expenses and (iv) the interpretation regarding the exclusion of ICMS tax incentives from the calculation of IRPJ and CSLL.

The estimated amount of uncertain tax positions that have neither been paid nor recognized in the balance sheet amounted to USD 228,836 (USD 291,535, as of December 31, 2025). The decrease compared with December 31, 2025, was primarily attributable to lower uncertain tax positions already paid related to the Cerro Lindo stability agreement, partially offset by a new uncertain tax position arising from the tax authorities interpretation regarding the exclusion of ICMS tax incentives from the calculation of IRPJ and CSLL at Nexa Brasil. Further details are provided below.

20 of 35

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

Cerro Lindo stability agreement claims

The decrease in uncertain tax positions that have neither been paid nor recognized in the balance sheet compared with December 31, 2025, was primarily driven by the final administrative resolutions issued by SUNAT in May 2026 in respect of the 2016 and 2017 fiscal years. Consistent with its approach for the 2018 and 2019 fiscal years, SUNAT determined that taxable income should be allocated between the portion of the Company’s income subject to the tax stability regime (stabilized) and the portion not subject to such regime (non-stabilized). Accordingly, SUNAT reassessed the 2016 and 2017 fiscal years by applying an income tax rate of 20% to the stabilized income and the applicable general income tax rates of 28% and 29.5% to the non-stabilized income for 2016 and 2017, respectively.

As a result of these resolutions, the Company reassessed its uncertain tax positions that have neither been paid nor recognized in the balance sheet, including related interest and penalties, resulting in a reduction in the estimated exposures from USD 146,718 to USD 19,889.

On the other hand, SUNAT determined that the total assessed amount related to the 2014–2017 proceedings amounted to USD 225,544. Although the Company disagrees with certain portions of the assessments, it made and continues to make the required payments to continue challenging them before the ultimate competent judicial authority and to obtain a reduction in penalties and interest. During 2026, the Company paid USD 147,231, consisting of an upfront payment of USD 130,577 made during the second quarter and an additional payment of USD 16,654 made during the third quarter. The remaining balance is payable in monthly installments over a period of up to 69 months.

Of the amount paid, USD 51,568 related to tax treatments for which management concluded that it was not more likely than not that the ultimate competent judicial authority would accept the Company’s position and, accordingly, had previously recognized as a tax liability. This amount was therefore applied against the related tax liability. With respect to the remaining USD 95,663, management supported by the opinion of external legal counsel, concluded that it was more likely than not that the Company's tax treatment would be accepted by the ultimate competent judicial authority and that the amounts would be recovered. Consequently, no liability or expense was recognized for these amounts, which were recorded as “Tax claim payments” within “Other assets”.

As a result of the resolutions and related payments described above, the liabilities recognized for uncertain tax positions associated with the Cerro Lindo tax stability agreement and other matters, recorded within "Tax liabilities", decreased to USD 38,271 as of September 30, 2026, compared with USD 130,709 as of December 31, 2025. The decrease was mainly attributable to (i) the payment of USD 51,568 of previously recognized tax liabilities, (ii) the reversal of USD 2,649 of penalties, recognized within "Other income and expenses, net", (iii) the reversal of USD 31,688 of interest, recognized within "Financial income”, and (iv) the reversal of USD 7,260 of tax liabilities related to the Cerro Lindo tax stability agreement for the 2020 and 2021 fiscal years, following a revised profit segmentation favorable to the Company.

As of the date of these consolidated financial statements, SUNAT is auditing the Company’s income tax returns for the 2020 and 2021 fiscal years.

Tax claim payments recognized within “Other assets”

As of September 30, 2026, the tax amounts paid under claim or disputes in connection with tax assessments issued by SUNAT that remain subject to administrative and judicial proceedings totaled USD 234,911 (USD 125,670 as of December 31, 2025), mainly related to the Cerro Lindo stability agreement disputes, non-resident withholding tax assessments, and transfer pricing disputes. These amounts are recognized as “Tax claim payments” within “Other assets” and classified as non-current.

21 of 35

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

In addition, as of September 30, 2026, in connection with the Cerro Lindo proceedings, the Company had committed to future installment payments through 2032, comprising: (i) USD 1,647, recorded as "Tax liabilities" as the Company concluded that it is not more likely than not that the ultimate competent judicial authority will accept the Company's tax treatment; and (ii) USD 70,990, for which no liability was recognized because management concluded that it is more likely than not that the ultimate competent judicial authority will accept the Company's tax treatment. As the installments related to amounts not recognized as tax liabilities are paid, they will be recognized as “Tax claim payments” within “Other assets”.

The composition of the tax amounts paid under claim or disputes, and the outstanding installments are as follows:

		Tax claim payments	Future installment Commitments
Company	Years	September 30, 2026	December 31, 2025	September 30, 2026
Cerro Lindo Stability agreement and other expenses	2014 and 2015	11,617	-	72,637
	2016 and 2017	84,002	-	-
	2018	18,525	20,533	-
	2019	8,409	-	-
Withholding tax on non – residents and Transfer Pricing discussions	2014	61,975	54,740	25,629
	2017	24,954	25,327	-
	2018	22,281	22,481	-
Other deductions	2013-2014	2,210	2,247	-
	2020-2021	336	342	-
	2022-2024	602	-	-
Total		234,911	125,670	98,266

The increase in tax claim payments was primarily attributable to payments related to the Cerro Lindo tax stability agreement disputes. Such payments are required to pursue the Company’s challenges and do not constitute an acknowledgment of the underlying tax liabilities, acceptance of SUNAT’s position, or settlement of the related disputes.

Based on management’s assessment, supported by external legal counsel, amounts related to tax treatments that are considered more likely than not to be accepted by the ultimate competent judicial authority are recognized as “Tax claim payments” within “Other assets” until the disputes are finally resolved. Depending on the final outcome, these amounts may be recovered in cash, offset against future tax obligations, or applied against tax liabilities recognized if management’s assessment changes.

Exclusion of ICMS tax incentives from the calculation of IRPJ and CSLL

The Company is involved in an administrative tax proceeding concerning the exclusion of certain ICMS tax incentives from the calculation basis of Brazilian corporate income taxes, comprising corporate income tax (IRPJ) and social contribution on net income (CSLL), by its subsidiary, Nexa BR, for the 2020 through 2022 tax years. As of September 30, 2026, the gross amount under dispute was USD 64,064 (BRL 331,907), including penalties and interest. The proceeding arises from a tax assessment issued by the Brazilian Federal Revenue Service (“RFB”), challenging Nexa BR's exclusion of certain ICMS tax incentives from the IRPJ and CSLL tax bases and alleging that such exclusion was improper.

The tax assessment was upheld at the first administrative level and is currently pending a final decision before the Administrative Council of Tax Appeals (“CARF”). In August 2026, the appeal was first heard by CARF and, despite a favorable opinion recommending the cancellation of the tax assessment, the proceeding remains pending following a request for review.

22 of 35

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

Based on the opinion of external legal counsel and management’s assessment of the facts and circumstances available as of September 30, 2026, the Company concluded that it is more likely than not that the tax treatment adopted by Nexa BR will ultimately prevail. Accordingly, no liability was recognized as of September 30, 2026.

Except for the movements described above, there were no other significant changes to the nature or status of the Company’s uncertain tax position compared with those disclosed in the annual consolidated financial statements for the year ended December 31, 2025, to which reference is made for further details.

9	Financial instruments
(a)	Breakdown by category

The Company’s financial assets and liabilities are classified as follows:

				September 30,
					2026
	Note	Amortized cost	Fair value through profit or loss	Fair value through Other comprehensive income	Total
Assets per balance sheet
Cash and cash equivalents		404,501	-	-	404,501
Financial investments		10,602	-	-	10,602
Other financial instruments	10 (a)	-	33,713	-	33,713
Trade accounts receivables (i)		47,053	166,144	-	213,197
Investments in equity instruments		-	-	5,313	5,313
Related parties (ii)		651	-	-	651
		462,807	199,857	5,313	667,977
Liabilities per balance sheet
Loans and financings	16 (a)	1,660,794	91,686	-	1,752,480
Lease liabilities	15 (b)	139,250	-	-	139,250
Other financial instruments	10 (a)	-	104,482	-	104,482
Trade payables		523,866	-	-	523,866
Confirming payables		380,708	-	-	380,708
Dividends payable		24,336	-	-	24,336
Use of public assets (iii)		19,716	-	-	19,716
Related parties (iii)		7,103	-	-	7,103
		2,755,773	196,168	-	2,951,941
				December 31,
					2025
Note		Amortized cost	Fair value through profit or loss	Fair value through Other comprehensive income	Total
Assets per balance sheet
Cash and cash equivalents		515,871	-	-	515,871
Financial investments		5,687	-	-	5,687
Other financial instruments	10 (a)	-	36,767	-	36,767
Trade accounts receivables (i)		35,973	192,615	-	228,588
Investments in equity instruments		-	-	5,219	5,219
		557,531	229,382	5,219	792,132
Liabilities per balance sheet
Loans and financings	16 (a)	1,614,386	91,598	-	1,705,984
Lease liabilities	15 (b)	121,134	-	-	121,134
Other financial instruments	10 (a)	-	103,893	-	103,893
Trade payables		500,025	-	-	500,025
Confirming payables		415,388	-	-	415,388
Dividends payable		26,918	-	-	26,918
Use of public assets (iii)		18,808	-	-	18,808
Related parties (iii)		4,695	-	-	4,695
		2,701,354	195,491	-	2,896,845

23 of 35

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

(i) Composed of receivables included in the forfaiting program and receivables from sales that are subsequently adjusted based on changes in LME prices.

(ii) Classified as “Other assets” in the consolidated balance sheet.

(iii) Classified as “Other liabilities” in the consolidated balance sheet.

(b)	Fair value by hierarchy
				September 30,
				2026
Note		Level 1	Level 2	Total
Assets
Other financial instruments	10 (a)	-	33,713	33,713
Trade accounts receivables		-	166,144	166,144
Investments in equity instruments (i)		5,313	-	5,313
		5,313	199,857	205,170
Liabilities
Loans and financings designated at fair value (ii)		-	91,686	91,686
Other financial instruments	10 (a)	-	104,482	104,482
		-	196,168	196,168
				December 31,
				2025
	Note	Level 1	Level 2	Total
Assets
Other financial instruments	10 (a)	-	36,767	36,767
Trade accounts receivables		-	192,615	192,615
Investments in equity instruments (i)		5,219	-	5,219
		5,219	229,382	234,601
Liabilities
Loans and financings designated at fair value (ii)		-	91,598	91,598
Other financial instruments	10 (a)	-	103,893	103,893
		-	195,491	195,491

(i) To determine the fair value of the investments in equity instruments, the Company uses the shares’ quotation as of the last day of the reporting period.

(ii) Loans and financings are measured at amortized cost, except for certain contracts for which the Company has chosen the fair value option.

10	Other financial instruments
(a)	Composition
			September 30, 2026
	Derivatives financial instruments	Offtake agreement measured at FVTPL	Energy forward contracts at FVTPL	Total
Current assets	15,996	-	1,565	17,561
Non-current assets	16,117	-	35	16,152
	32,113	-	1,600	33,713

Current liabilities	(3,456)	(30,235)	(885)	(34,576)
Non-current liabilities	(7,682)	(56,196)	(6,028)	(69,906)
	(11,138)	(86,431)	(6,913)	(104,482)
Other financial instruments, net	20,975	(86,431)	(5,313)	(70,769)
			December 31, 2025
	Derivatives financial instruments	Offtake agreement measured at FVTPL	Energy forward contracts at FVTPL	Total
Current assets	16,554	-	2,089	18,643
Non-current assets	18,124	-	-	18,124
	34,678	-	2,089	36,767

Current liabilities	(11,646)	(20,587)	-	(32,233)
Non-current liabilities	(20,691)	(43,322)	(7,647)	(71,660)
	(32,337)	(63,909)	(7,647)	(103,893)
Other financial instruments, net	2,341	(63,909)	(5,558)	(67,126)

24 of 35

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

(b)	Fair value by strategy
			September 30,		December 31,
			2026		2025
Strategy	Per Unit	Notional	Fair value	Notional	Fair value
Concentrate Sales (i)
Silver Zero Cost Collar	Oz	429,124	116	1,651,819	(6,478)
Gold Zero Cost Collar	Oz	227	11	2,067	(3)
			127		(6,481)
Mismatches of quotational periods
Zinc forward	ton	200,320	1,578	239,304	1,053
			1,578		1,053
Metal sales
Zinc forward	ton	10,384	1,005	3,249	548
			1,005		548
Interest rate risk
IPCA vs. CDI	BRL	100,000	(136)	100,000	(421)
CDI vs. USD (ii)	BRL	650,000	18,401	650,000	7,642
			18,265		7,221

			20,975		2,341

(i) On December 16, 2025, the Company entered into gold and silver Zero Cost Collar (“ZCC”) derivative contracts to hedge forecasted revenues, with the objective of mitigating commodity price risk related to its Peruvian operations during 2026. The instruments have monthly maturities through December 2026 and limit downside price risk while capping upside potential.

(ii) On March 28, 2025, the Company entered into a cross-currency swap with a notional amount of USD 112,652 (BRL 650,000 at the transaction date) to hedge the BRL exposure related to Nexa BR debentures maturing in 2030. The instrument mirrors the debentures’ cash flows, is measured at FVTPL, and its effects are recognized in net financial results.

(c)	Changes in fair value in the nine months ended on September 30

September 30,
2026

Strategy	Cost of sales	Net revenues	Other income and expenses, net - note 6	Net financial results - note 7	Other comprehensive income	Realized loss (gain)
Concentrate sales	-	(1,972)	(51)	-	6,608	2,023
Mismatches of quotational periods	(40,065)	24,424	2,422	-	(861)	14,656
Non-standard metal sales	-	1,611	-	-	-	(1,165)
Interest rate risk – IPCA vs. CDI	-	-	-	142	-	164
Interest rate risk – CDI vs. USD	-	-	-	22,627	-	(12,253)
	(40,065)	24,063	2,371	22,769	5,747	3,425
September 30,
2025

Strategy	Cost of sales	Net revenues	Other income and expenses, net - note 6	Net financial results - note 7	Other comprehensive income	Realized loss (gain)
Mismatches of quotational periods	(6,599)	76	(5)	-	1,775	551
Non-standard metal sales	-	829	-	-	-	35
Interest rate risk – IPCA vs. CDI	-	-	-	(496)	-	152
Interest rate risk – CDI vs. USD	-	-	-	13,632	-	(6,108)
	(6,599)	905	(5)	13,136	1,775	(5,370)

25 of 35

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

(d)	Energy forward contracts
			Notional	Notional
	September 30,	September 30,	September 30,	September 30,
	2026	2025	2026	2025
Balance at the beginning of the period	(5,558)	(13,670)	652,184	747,498
Changes in fair value	574	7,569	-	-
Foreign exchange effects	(329)	(1,717)	-	-
Energy forward contracts (Megawatts)	-	-	(143,831)	(38,043)
Balance at the end of period	(5,313)	(7,818)	508,353	709,455

Bookmark

(e)	Offtake agreement measured at FVTPL: Changes in fair value

bookmark

			Notional (tons)	Notional (tons)
	September 30,	September 30,	September 30,	September 30,
	2026	2025	2026	2025
Balance at the beginning of the period	(63,909)	(19,666)	18,662	22,288
Changes in fair value (i)	(40,380)	(20,125)	-	-
Deliveries of copper concentrates (i)	-	-	(2,998)	(2,668)
Price cap realized (i)	17,858	2,780	-	-
Balance at the end of period	(86,431)	(37,011)	15,664	19,620

(i) Under the Aripuanã offtake agreement, the selling price of copper concentrate is subject to a contractual price cap. When copper market prices exceed this cap, the Company receives less than it would based on prevailing market prices. This obligation is measured at fair value as a financial instrument liability, based on the volumes remaining to be delivered and long-term forward copper prices.

In the nine-month periods ended September 30, 2026 and 2025, this liability increased mainly due to increases in long-term forward copper prices, which widened the expected difference between market prices and the contractual price cap applicable to future deliveries (Changes in fair value). This increase was partially offset by deliveries made during the respective periods. As copper concentrate was delivered at the capped price, the portion of the liability associated with the delivered volumes was realized, reducing the financial instrument liability, with the corresponding effect recognized in revenue (Price cap realized).

11	Inventory
(a)	Composition
(b)	bookmark

	September 30,	December 31,
	2026	2025
Finished products (i)	183,077	139,488
Semi-finished products (ii)	181,895	120,155
Raw materials	112,578	80,434
Auxiliary materials and consumables	150,469	128,503
Inventory provisions (iii)	(63,918)	(54,185)
	564,101	414,395

(i) Finished products increased during the nine-month period ended September 30, 2026, mainly due to higher zinc inventories at Nexa Resources US (“Nexa US”), reflecting higher sales volumes expected in the following period, as well as higher concentrate inventories at Nexa Perú, primarily zinc, partly reflecting the build-up of strategic concentrate inventories as part of the Company’s preparedness measures for the 2026-27 “El Niño” event.

(ii) Semi-finished products increased during the nine-month period ended September 30, 2026, mainly due to higher calcine and zinc sheets volume at the Nexa CJM, driven by higher concentrate processing volumes.

(iii) Inventory provisions increased during the nine-month period ended September 30, 2026, mainly due to higher provisions for obsolete maintenance materials at Nexa BR, partially offset by the reversals of provisions for net realizable value adjustments at Nexa CJM due to higher refined zinc prices.

26 of 35

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

12	Other assets and other liabilities

(a) Other assets

	September 30,	December 31,
	2026	2025
Tax claim payments (i)	234,911	125,670
Other recoverable taxes (ii)	134,013	102,187
Prepaid expenses	15,548	9,364
Judicial deposits	10,757	9,221
Advances to third parties	7,923	3,624
Sublease receivable	7,447	-
Other assets	29,162	38,586
	439,761	288,652
Current assets	120,986	77,225
Non-current assets	318,775	211,427

(i) This amount is mainly related to income tax payments made in connection with tax assessments arising from SUNAT’s interpretation of the Cerro Lindo Tax Stability Agreement for the 2014 through 2019 tax years and transfer pricing disputes involving transactions with related parties. These payments are required to preserve the Company’s right to continue challenging the assessments through the judicial process and may be recovered, together with applicable interest, if the Company ultimately prevails in the related proceedings. The payments were made in Peruvian soles and are therefore subject to foreign currency fluctuations against the U.S. dollar. For further information, see Notes 1.1 (b) and 8 (c).

(ii) Other recoverable taxes are composed primarily of tax credits related to ICMS (Tax on Circulation of Goods and Services), mainly generated from purchases. In addition, the balances include PIS (Social Integration Program) and COFINS (Contribution to Social Security Financing) tax credits, primarily arising from the acquisition of fixed assets.

(b) Other liabilities

	September 30,	December 31,
	2026	2025
Advances from customers (i)	70,976	61,006
Other tax liabilities (ii)	50,040	70,292
Use of public assets	19,716	18,808
Other trade payables	48,250	36,919
Other liabilities	19,027	19,078
	208,009	206,103
Current liabilities	148,526	143,834
Non-current liabilities	59,483	62,269

(i) As of September 30, 2026, this balance was primarily composed of: (a) the remaining balance of an advance payment received by El Porvenir in December 2025; (b) advance payments received in 2026 by the subsidiaries Nexa CJM and Nexa BR; and (c) the outstanding balance of an advance payment received by Cerro Lindo in September 2026. Revenue associated with these advances will be recognized upon delivery of the related products, as the corresponding performance obligations are satisfied. These advances will be offset against revenue over a period of approximately three months, except for one advance payment that will be offset over approximately twelve months.

(ii) Other tax liabilities comprise various taxes arising from the Company’s operations, primarily Brazilian taxes related to routine operating activities, as well as other taxes duties and contributions, mining-related taxes and fees, mining rights, and value-added tax (VAT) payable in certain jurisdictions. The balance decreased from December 31, 2025, to September 30, 2026, mainly due to a reduction of USD 7,031 in ICMS payable at Nexa BR, resulting from the utilization of tax credits to settle installments related to the unfavorable court decision issued in 2025 and to partially settle the voluntary tax disclosure, as well as a reduction of USD 5,562 in VAT payable in Peru.

27 of 35

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

13	Property, plant and equipment
(a)	Changes in the nine months ended on September 30

							September 30,	September 30,
							2026	2025
	Lands, dam and buildings	Machinery, equipment, and facilities	Assets and projects under construction	Asset retirement obligations	Mining projects	Others	Total	Total
Balance at the beginning of the period	1,060,189	706,326	469,414	116,810	55,678	25,255	2,433,672	2,097,508
Cost	1,942,174	2,586,948	542,522	213,674	126,979	37,525	5,449,822	5,018,137
Accumulated depreciation and impairment	(881,985)	(1,880,622)	(73,108)	(96,864)	(71,301)	(12,270)	(3,016,150)	(2,920,629)
Balance at the beginning of the period	1,060,189	706,326	469,414	116,810	55,678	25,255	2,433,672	2,097,508
Additions	-	10	272,314	5,851	-	17	278,192	232,273
Disposals and write-offs	(3)	(2,054)	(526)	(2,584)	-	(48)	(5,215)	(2,008)
Depreciation	(64,323)	(99,669)	-	(7,413)	(759)	(759)	(172,923)	(138,126)
Impairment reversal (loss) of long-lived assets - note 18	(37,269)	(52,145)	(18,077)	(7,564)	-	(2,008)	(117,063)	16,261
Foreign exchange effects	43,041	31,132	11,351	5,582	69	1,035	92,210	210,705
Remeasurement	-	-	-	(1,274)	-	-	(1,274)	(2,817)
Effect of new subsidiary acquisition	-	-	-	-	-	-	-	854
Transfers	128,170	125,609	(260,461)	-	(5,386)	6,253	(5,815)	(4,180)
Balance at the end of period	1,129,805	709,209	474,015	109,408	49,602	29,745	2,501,784	2,410,470
Cost	2,127,658	2,775,817	565,672	239,400	121,674	42,881	5,873,102	5,439,085
Accumulated depreciation and impairment	(997,853)	(2,066,608)	(91,657)	(129,992)	(72,072)	(13,136)	(3,371,318)	(3,028,615)
Balance at the end of period	1,129,805	709,209	474,015	109,408	49,602	29,745	2,501,784	2,410,470

Average annual depreciation rates %	4	8	-	UoP	UoP	7

28 of 35

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

14	Intangible assets
(a)	Changes in the nine months ended on September 30
			September 30,		September 30,
				2026	2025
	Goodwill	Rights to use natural resources	Others	Total	Total
Balance at the beginning of the period	306,208	548,846	22,874	877,928	834,687
Cost	318,239	1,844,122	51,630	2,213,991	2,176,592
Accumulated amortization and impairment	(12,031)	(1,295,276)	(28,756)	(1,336,063)	(1,341,905)
Balance at the beginning of the period	306,208	548,846	22,874	877,928	834,687
Additions	-	5	3,215	3,220	1,606
Amortization	-	(39,004)	(2,681)	(41,685)	(54,109)
Impairment reversal (loss) of long-lived assets - note 18	(4,686)	(1,355)	(42)	(6,083)	87,955
Foreign exchange effects	493	3,742	1,260	5,495	13,247
Effect of new subsidiary acquisition	-	-	-	-	7
Disposals and write-offs	-	(834)	(904)	(1,738)	-
Remeasurement of mineral rights contract (i)	-	(552)	-	(552)	72
Transfers	-	5,387	428	5,815	4,180
Balance at the end of period	302,015	516,235	24,150	842,400	887,645
Cost	319,439	1,852,494	56,760	2,228,693	2,223,364
Accumulated amortization and impairment	(17,424)	(1,336,259)	(32,610)	(1,386,293)	(1,335,719)
Balance at the end of period	302,015	516,235	24,150	842,400	887,645

Average annual amortization rates %	-	UoP	3

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(i) In August 2022, Nexa Recursos Minerais S.A. acquired mineral rights from the bankruptcy estate of Mineração Areiense S.A. – MASA, with the purchase price including a deferred payment due four years after the fulfillment of the applicable contractual conditions. During September 2026, the due date of the deferred payment was extended to November 25, 2028. As a result of the extension, the Company remeasured the liability associated with the deferred consideration and recognized the corresponding adjustment to the carrying amount of the intangible asset related to the mineral rights.

15	Right-of-use assets and lease liabilities
(a)	Right-of-use assets – Changes in the nine months ended on September 30

				September 30,		September 30,
					2026	2025
	Lands and Buildings	Machinery, equipment, and facilities	IT equipment	Vehicles	Total	Total
Balance at the beginning of the period	23,638	71,547	4,576	10,406	110,167	85,265
Cost	36,673	155,940	4,976	16,205	213,794	157,708
Accumulated amortization	(13,035)	(84,393)	(400)	(5,799)	(103,627)	(72,443)
Balance at the beginning of the period	23,638	71,547	4,576	10,406	110,167	85,265
New contracts	23	54,167	1,014	6,164	61,368	45,164
Disposals and write-offs	(1,758)	(1,172)	-	-	(2,930)	-
Renegotiation of contracts	-	-	-	-	-	(132)
Derecognition of right-of-use (i)	(11,422)	-	-	-	(11,422)	-
Amortization	(1,054)	(30,292)	(1,774)	(5,738)	(38,858)	(31,679)
Remeasurement	(540)	484	(28)	(43)	(127)	4,117
Foreign exchange effects	517	2,669	79	286	3,551	5,660
Effect of new subsidiary acquisition	-	-	-	-	-	3,094
Balance at the end of period	9,404	97,403	3,867	11,075	121,749	111,489
Cost	13,877	184,291	5,937	23,290	227,395	203,637
Accumulated amortization	(4,473)	(86,888)	(2,070)	(12,215)	(105,646)	(92,148)
Balance at the end of period	9,404	97,403	3,867	11,075	121,749	111,489

Average annual amortization rates %	31	34	33	37

(i) The adjustment arises from the derecognition of a right-of-use asset (“ROU”) following its classification as a finance sublease under IFRS 16. Accordingly, the ROU asset was replaced by a

29 of 35

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

sublease receivable (net investment). Furthermore, there was no termination or early settlement of the head lease, which remains recognized as a lease liability.

(b)	Lease liabilities – Changes in the nine months ended on September 30

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	September 30,	September 30,
	2026	2025
Balance at the beginning of the period	121,134	95,899
New contracts	61,368	45,164
Accrued interest - note 7	8,087	7,309
Foreign exchange effects	2,981	4,215
Disposals and write-offs	(2,346)	-
Remeasurement	(4,068)	4,117
Interest paid on lease liabilities	(7,895)	(7,154)
Payments of lease liabilities	(40,011)	(31,602)
Effect of new subsidiary acquisition	-	3,745
Balance at the end of period	139,250	121,693
Current liabilities	46,821	44,320
Non-current liabilities	92,429	77,373

16	Loans and financings
(a)	Composition
					Total		Fair value
				September	December	September	December
				30, 2026	31, 2025	30, 2026	31, 2025

Type	Average interest rate	Current	Non-current	Total	Total	Total	Total
Eurobonds – USD	Pre-USD 6.67%	35,316	1,203,451	1,238,767	1,221,571	1,315,956	1,394,529
BNDES	TJLP + 2.82% TLP - IPCA + 5.80%	20,104	141,212	161,316	175,359	148,308	164,974
Debentures	CDI+ 1.50%	(54)	124,969	124,915	122,124	128,637	123,185
Export credit notes	SOFR TERM + 1.88% SOFR + 2.40%	30,377	91,267	121,644	122,148	121,450	123,799
Bank credit note	SOFR TERM + 1.80%	847	50,000	50,847	50,149	50,668	49,594
Advance on export foreign exchange contract	Pre-USD 4.75%	41,086	-	41,086	-	40,840	-
Other		2,680	11,225	13,905	14,633	11,972	12,349
		130,356	1,622,124	1,752,480	1,705,984	1,817,831	1,868,430
Current portion of long-term loans and financings (principal)		90,559
Interest in loans and financings		39,797
(b)	Loans and financing transactions during the nine-month period ended on September 30, 2026

On March 4, 2026, to strengthen its short-term liquidity position, the Company entered into an ACC with a top-tier financial institution for a principal amount of USD 40,000 (BRL 208,360), at an annual interest rate of 4.69%. The loan originally had a six-month tenor, maturing on August 31, 2026, and was subsequently extended for an additional three months at an annual interest rate of 4.75%, therefore maturing on November 27, 2026. The loan is repayable in a single installment upon submission of the supporting export documentation, and the company expects to repay the loan upon its new maturity date.

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

(c)	Changes in the nine months ended on September 30
	September 30,	September 30,
	2026	2025
Balance at the beginning of the period	1,705,984	1,762,633
New loans and financings	40,000	540,000
Debt issue costs	-	(4,902)
Interest accrual	100,006	103,517
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	406	322
Changes in fair value of loans and financings - note 7	(960)	(1,828)
Debt modification gain - note 7 / (i)	(203)	-
Loss on bonds repurchase	-	1,905
Payments of loans and financings	(27,304)	(525,506)
Foreign exchange effects	20,242	51,015
Interest paid on loans and financings	(85,691)	(93,526)
Balance at the end of period	1,752,480	1,833,630

(i) In March 2026, the Company renegotiated the terms of its Export Credit Note maturing in 2027, with an outstanding principal amount of USD 30,000, reducing the interest rate from term SOFR plus 2.40% to term SOFR plus 1.88%. This transaction was accounted for as a debt modification, and a gain of USD 203 was recognized in other financial items, net, as shown in note 7.

(d)	Maturity profile
						September 30,
							2026
	2026	2027	2028	2029	2030	As from 2031	Total
Eurobonds – USD (i)	34,722	312	110,050	(953)	(953)	1,095,589	1,238,767
BNDES	5,124	19,977	19,977	14,512	14,512	87,214	161,316
Debentures (i)	(49)	(54)	(197)	(197)	125,412	-	124,915
Export credit notes (i)	472	29,787	(473)	91,858	-	-	121,644
Bank credit note	847	-	50,000	-	-	-	50,847
Advance on export foreign exchange contract	41,086	-	-	-	-	-	41,086
Other	700	2,641	2,641	2,641	2,641	2,641	13,905
	82,902	52,663	181,998	107,861	141,612	1,185,444	1,752,480

(i) The negative balances refer to related funding costs (fee) amortization.

(e)	Guarantees and covenants

The Company has loans and financing subject to certain requirements at the consolidated level, including the obligation to maintain minimum global-scale corporate credit ratings of (i) BB+ from Fitch Ratings and (ii) Ba3 from Moody’s. No changes to contractual guarantees occurred during the nine-month period ended September 30, 2026. The minimum rating requirements described above apply only to the Company’s financing agreements with the Brazilian Development Bank (BNDES).

As of September 30, 2026, the Company was in compliance with these requirements, with corporate credit ratings of BBB- from Fitch and Ba2 from Moody’s. In August 2026, following the announcement of the proposed sale of the controlling shareholder’s interest in the Company, Fitch placed the Company’s ratings on Rating Watch Negative and indicated that any potential downgrade is expected to be no more than one notch. A one-notch downgrade by Fitch would not result in non-compliance with the minimum rating requirement. Moody’s outlook remains stable. Management continues to monitor its credit ratings and has not identified any non-compliance with these requirements.

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

17	Asset retirement, restoration and environmental obligations

Changes in the nine months ended on September 30

			September 30,	September 30,
			2026	2025
	Asset retirement obligations	Environmental obligations	Total	Total
Balance at the beginning of the period	284,811	35,622	320,433	279,386
Additions (ii)	5,851	3,276	9,127	10,723
Payments	(10,950)	(4,736)	(15,686)	(10,979)
Interest accrual - note 7	18,935	2,474	21,409	20,347
Remeasurement - discount rate (i) / (ii)	(7,894)	1,397	(6,497)	902
Write-offs	(2,584)	-	(2,584)	-
Foreign exchange effects	8,488	2,197	10,685	26,295
Balance at the end of period	296,657	40,230	336,887	326,674
Current liabilities	63,309	9,444	72,753	53,917
Non-current liabilities	233,348	30,786	264,134	272,757

bookmark

(i) As of September 30, 2026, the credit risk-adjusted rate used for Peru ranged between 9.53% and 14.10% (December 31, 2025: 5.04% and 10.70%), and for Brazil between 4.58% and 7.52% (December 31, 2025: 7.42% and 12.17%).

(ii) The changes during the nine-month period ended September 30, 2026, mainly reflect the effects of additions and remeasurements, including: revisions to the expected timing of disbursements for decommissioning obligations at certain operations, based on updated execution schedules under the existing closure plans and revised asset retirement and environmental obligation studies; and changes in discount rates, as described above. As a result, asset retirement obligations for operational assets increased by USD 4,577 (during the nine-month period ended September 30, 2025: USD 2,573 increase), as shown in note 13. For non-operational assets, changes in asset retirement and environmental obligations resulted in a gain of USD 1,947 (nine-month period ended September 30, 2025: USD 9,052 loss), as detailed in note 6.

18	Impairment of long-lived assets

At each reporting date, the Company assesses whether there are any indicators that the carrying amount of an asset or cash-generating unit (“CGU”) may not be recoverable, or that an impairment loss recognized in prior periods for assets other than goodwill may no longer exist or may have decreased. Goodwill is tested for impairment annually, or more frequently if there are indicators of impairment.

Impairment assessment

As of September 30, 2026, the Company performed its annual impairment test for the CGUs to which goodwill is allocated: the Mining Peru group of CGUs (comprising the Cerro Pasco and Cerro Lindo CGUs), the Cajamarquilla CGU, and the Juiz de Fora’s CGU. Recoverable amounts were determined based on fair value less costs of disposal (FVLCD) using assumptions and projections consistent with the Company’s strategic planning process. In addition, the Company assessed other CGUs for which impairment indicators were identified. The impairment losses recognized as a result of these assessments are presented below.

Três Maria System and Juiz de Fora CGUs

As a result of the impairment tests, the carrying amounts of the Juiz de Fora CGU and the Três Marias System CGU (comprising the Três Marias smelter and the Vazante mine) exceeded their recoverable amounts. Accordingly, impairment losses of USD 60,297 for Juiz de Fora and USD 58,033 for the Três Marias System, totaling USD 118,330, were recognized in “Impairment (loss) reversal of long-lived assets” in the income statement.

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

For the Juiz de Fora CGU, in accordance with IAS 36, the impairment loss was first allocated to the carrying amount of goodwill allocated to the CGU, resulting in its full impairment of USD 4,686, as disclosed in note 14. The remaining USD 55,611 was allocated to the other assets of the CGU on a pro rata basis, based on the carrying amount of each asset, as disclosed in note 13.

For the Três Marias System CGU, the impairment loss was allocated to the assets of the CGU on a pro rata basis, based on the carrying amount of each asset, as disclosed in note 13.

Cerro Pasco CGU and Cajamarquilla

No impairment was identified for the Mining Peru group of CGUs or for Cajamarquilla.

Impairment test summary

In summary, for the nine-month period ended September 30, 2026, Nexa recognized the following impairment loss/reversal:

Impairment (losses) reversals	2026	2025
Cerro Pasco CGU (i)	-	108,005
Juiz de fora (i)	(60,297)	-
Três Marias System (i)	(58,033)	-
Others individual assets	(4,816)	(3,789)
Total	(123,146)	104,216

(i) In 2025, the impairment reversal in Cerro Pasco CGU was driven mainly by the increase of the projected long-term metal prices, especially zinc. In 2026, the impairment loss in Juiz de Fora and Três Marias System mainly reflected changes in operational and market assumptions, including operating performance, higher costs and investments, lower TCs, lower zinc grades at Vazante, and the appreciation of the BRL against the USD, as these CGUs have the BRL as their functional currency.

In addition to the impairment losses recognized for the CGUs, the Company identified impairment of other assets in the amount of USD 4,816 in September 2026. As a result, total impairment losses of USD 123,146 were recognized under “Impairment (loss) reversal of long-lived assets” in the income statement for the nine-month period ended September 30, 2026.

(a)	Key assumptions used in impairment test

The recoverable amounts for each CGU were determined using the FVLCD method, which resulted in values higher than those determined using the VIU method.

The Company identified long-term zinc prices, discount rates, the exchange rate considering Brazilian real (BRL) versus U.S. Dollar (USD), and LOM as key assumptions in determining the recoverable amounts, due to the material impact such assumptions may have on the recoverable value. The main assumptions are summarized below:

	2026	2025
Long-term zinc price (USD/t)	3,180	3,120
Discount rate (Peru)	7.75%	7.08%
Discount rate (Brazil)	8.28%	7.63%
Exchange rate (BRL x USD)	5.18	5.43
Brownfield projects - LOM (Years)	From 2 to 23	From 3 to 25

(b)	Sensitivity analysis – Tested CGUs and Goodwill

The Company estimated the amount by which the value assigned to the key assumptions must change for the recoverable amount of each tested CGU to be equal to its carrying amount (headroom equal to zero). For CGUs with positive headroom, the analysis indicates the deterioration in the assumption required to eliminate the headroom. For CGUs with impairment losses, the analysis indicates the improvement in the assumption required for the recoverable amount to equal the carrying amount.

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

CGU	(Deficit) excess over	Change in Long term Zinc (USD/t)		Increase in WACC		Appreciation of BRL over USD
	recoverable amount	Change	Price	Change	Rate	Change	Price
Três Marias System	(58,033)	3.62%	3,295	(1.30%)	6.98%	1.93%	5.28
Juiz de Fora	(60,297)	15.41%	3,670	(3.20%)	5.08%	4.83%	5.43
Aripuanã	674,045	(38.37%)	1,960	9.06%	17.34%	(24.13%)	3.93
Cerro Pasco	687,502	(62.21%)	1,202	15.96%	23.71%	-	-
Cerro Lindo	442,085	(54.95%)	1,433	21.16%	28.91%	-	-
Mining Peru	930,833	(51.12%)	1,554	12.63%	20.38%	-	-
Cajamarquilla	451,374	(43.70%)	1,790	4.04%	11.79%	-	-
19	Long-term commitments
(a)	Projects evaluation

In relation to the Magistral Project, no changes have occurred in the circumstances described in the annual financial statements as of December 31, 2025. As of the date of this report, the deadline to fulfill the Accreditable Investment Commitment remains suspended, as does the potential application of the related penalty in the amount of USD 97,029.

(b)	Environmental Guarantee for Dams

In relation to the guarantees for dams, there have been no changes to the regulatory framework since the annual financial statements as of December 31, 2025. The Company continues to await approval from the environmental authorities before proceeding with the remaining obligations.

(c)	Instalments commitments

As of September 30, 2026, the Company had installment payment agreements with the Peruvian Tax Authority (SUNAT) related to tax assessments for the 2014–2017 fiscal years that remain subject to ongoing judicial proceedings. Participation in these installment agreements does not constitute acceptance of the tax authority’s position or settlement of the underlying disputes.

As of September 30, 2026, the remaining installment payment commitments relate exclusively to the 2014 and 2015 fiscal years and totaled USD 98,266, representing future cash outflows payable in accordance with the agreed installment schedules, with payments due through 2032. Of this amount, USD 1,647 has been recognized within "Tax liabilities". No liability has been recognized for the remaining USD 96,619, as management considers it more likely than not that the related tax positions will ultimately be sustained by the competent judicial authority. Installment payments related to these amounts will be recorded as "Tax claim payments" within "Other assets" when paid. For further details regarding the underlying tax matters and related accounting treatment, see note 8(c).

In addition, during August 2026, the Company made a payment of USD 16,654 related to the 2016 and 2017 fiscal years, as required by SUNAT to preserve the admissibility of its appeal before the Tax Court. Following this payment, no further installment payment commitments remain in respect of those fiscal years.

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

20	Events after the reporting period
(a)	New CJM Tax claim payments

On October 1, 2026, SUNAT determined an amount payable in connection with the CJM 2016 proceedings. The Company disagrees with such determination and continues to challenge it through judicial proceedings. Payments made in connection with these proceedings do not constitute an acknowledgment of the underlying tax obligation.

On October 14, 2026, SUNAT approved the payment installment arrangement requested by the Company for a total amount of USD 22,074, including the related interest. Under this arrangement, the Company made an upfront payment of USD 4,500, with the remaining balance payable in monthly installments over a period of up to 72 months. Accordingly, this event did not result in any adjustment to the amounts recognized in the interim financial statements as of September 30, 2026. Amounts paid subsequent to the reporting date were recognized as “Tax claim payments” within “Other assets” in October 2026.

(b)	Dividend payments

Pollarix

On October 14, 2026, Pollarix paid the outstanding dividends approved during the third quarter of 2026, totaling USD 10,435 (BRL 53,610), of which USD 8,289 (BRL 42,582) was paid to non-controlling interests and USD 2,146 (BRL 11,028) to Nexa BR.

Nexa Peru

On October 26, 2026, Nexa Peru paid the outstanding dividends related to prior periods, totaling USD 49,327, of which USD 41,216 to Nexa CJM, USD 85 to NEXA and USD 8,026 was paid to non-controlling interests, net of taxes. The payments were made in accordance with the approved payment schedule.

(c)	S&P Global Ratings credit rating downgrade

On October 27, 2026, S&P Global Ratings downgraded the long-term issuer credit rating of Nexa and the ratings of its senior unsecured notes from BBB- to BB+, with a Stable outlook, and affirmed its A-3 short-term issuer credit rating. According to S&P, the downgrade reflects its view that, while Nexa is expected to remain a strategically important subsidiary of its prospective parent company, Boliden AB, the relationship with its new parent is one category weaker than that previously attributed to Votorantim S.A.

Under the indenture governing the 2028 Notes, this downgrade constitutes a "Rating Decline", as defined therein. Accordingly, subject to the closing of the transaction with Boliden, the Company will be required to launch a change of control tender offer for the 2028 Notes at a price equal to 101% of their principal amount within 30 days following the change of control. At September 30, 2026, the principal amount of USS 111,018 was outstanding under the 2028 Notes. The Company will notify the trustee as required under the indenture.

Under the indentures governing the 2034 and 2037 Notes, a change of control tender offer would only be triggered if Fitch were to downgrade those notes, resulting in a Rating Decline as defined in the indentures.

The Company continues to evaluate alternatives regarding its outstanding indebtedness, including the 2028 Notes, in line with its ongoing liability management and gross debt reduction strategies.

This event does not affect the amounts recognized in these interim financial statements.

*.*.*

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